[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 5, 2016

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Suzanne Hayes

Re:	Patheon N.V.
Amendment No. 4 to the
Registration Statement on Form S-1
File No. 333-204789

Dear Ms. Hayes:

On behalf of our client, Patheon N.V., a Dutch limited liability company (naamloze vennootschap) (the “Company”), we file herewith a response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 1, 2016 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4 to the Registration Statement referenced above.

Results of Operations

Selected Quarterly Information, page 63

1.	We acknowledge your response to our prior comment 3. Please address the following comments related to footnote 5 associated with the table reconciling Adjusted EBITDA and Adjusted net income to net income (loss) from continuing operations:

•	Clarify what you mean by “...applied an estimated tax effect on adjustments within the calculation.” Does this mean that you are only estimating the tax effect of the depreciation and interest expense adjustments which are adjusted from Adjusted EBITDA to get to Adjusted net income (loss) or that you are estimating the tax effect for all of the adjustments presented in the reconciliation from (Loss) income from continuing operations to Adjusted net income (loss)?

•	Tell us the amount of pre-tax adjustments that you have applied a zero effective tax rate in Adjusted Net Income for each of the periods presented. Also, tell us the statutory tax rate for those jurisdictions if a valuation allowance did not exist.

•	Tell us if you have included current and deferred income tax expense commensurate with the non-GAAP measure of profitability. Refer to question 102.11 in our C&DI on the use of non-GAAP financial measures updated May 17, 2016. In this regard, explain to us why it is appropriate to reflect the pre-tax non-GAAP adjustments addressed in the preceding bullet at zero effective tax rates. In your response tell us your consideration for whether the pre-tax non-GAAP adjustment in any individual jurisdiction, coupled with any similar adjustment in prior periods or expected adjustments in future periods, would create hypothetical income causing you to reverse the valuation allowance for non-GAAP purposes and record a tax provision related to the current adjustments.

•	Tell us what the discrete tax items that you excluded relate to.

Response:

The Company respectfully advises the Staff as follows:

•	“Adjustments within the calculation” relate to all items that are included in net income but excluded in adjusted net income (i.e., refinancing costs, restructuring, amortization from intangibles, amortization of deferred financing costs, etc.). Depreciation and interest expense did not need to be tax-effected as they are included in Adjusted net income and net income.

•	The Company applied a zero effective tax rate to a total of $212.5 million of pre-tax adjustments related to jurisdictions with a valuation allowance in place.

The statutory tax rates of the applicable jurisdictions under a valuation allowance are as follows:

Netherlands	25.00%
Austria	25.00%
Puerto Rico	3.00%
Canada	25.00%
Germany	30.70%
France	33.33%
United Kingdom	20.42%

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•	Adjusted net income is a performance measure and as such, current and deferred income tax expense under U.S. GAAP is used for the tax adjustment (the tax figures tie to the income statements). The expense figure follows all applicable guidance under ASC 740, which includes the application of valuation allowances, and as such does not differ from the Company’s methodology used for the tax effect of adjustments. The Company considered the effect of hypothetical income that would be created in the absence of the expenses within the adjusted net income calculation and the adjustments were not material to the timing of a valuation reserve reversal.

•	Discrete tax items included primarily a deferred tax liability release, valuation allowance releases and FIN48 items. Additionally, discrete items comprised of R&D incentive true ups, local tax adjustments, provision to return adjustments and rate change impacts.

Patheon N.V.

Notes to Consolidated Financial Statements

October 31, 2015, 2014 and 2013

18. Subsequent Event, page F-103

2.	Please tell us why the June 3, 2016 distribution of $51 million to one of your members to redeem and cancel the preferred interest in the partnership held by DSM is not reflected in a pro forma balance sheet and in pro forma per share information throughout the filing, as applicable, pursuant to SAB Topic 1B.3.

Response:

The Company respectfully advises the Staff that a pro forma balance sheet was not prepared in relation to the $51.0 million distribution because the note payable increase and the resulting decrease in equity would be immaterial to its balance sheet, which reflects over $3.5 billion in total liabilities (the pro forma impact would reflect an increase of 1.4%) and over $900 million in members’ deficit (the pro forma impact would reflect an increase by 5.7%). The preferred interest is treated as debt to the Company’s parent and has no impact on the number of Patheon N.V. shares outstanding, and thus, no impact on earnings per share information. Further, the amount and description of the transaction is disclosed in the subsequent event footnote and the Company believes that additional pro forma disclosure would not provide any incremental information to investors.

Additionally, the pro forma effect of the distribution will be reflected in the “Capitalization” section in a separate column, as well as in the summary consolidated historical financial data in the preliminary prospectus containing the price range, together with the impact of the conversion as described further in the response to comment 3 below.

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3.	In your July 28, 2015 response to our prior comment 12, you indicated that the corporate conversion from a Dutch cooperative with excluded liability for its members into a Dutch limited liability company will represent a reorganization with no change in ownership. Please confirm that is still the case now that the conversion has occurred and that you will provide unaudited pro forma earnings (loss) per share that gives effect to the shares of common stock to be issued in connection with the planned conversion throughout the filing including in summary and selected consolidated financial information as well as in the historical financial statements. The basis for the pro forma earnings (loss) per share presentation should be clearly explained in a note to the tables/financial statements. Further, presentation of pro forma stockholders’ equity section reflecting the conversion such as that presented in “Capitalization” should be presented as a separate column before showing the proceeds of the offering.

Response:

The Company confirms that the conversion represented a reorganization with no change in ownership. Additionally, the Company confirms that (i) unaudited pro forma earnings (loss) per share information will be included in the historical consolidated financial statements in the preliminary prospectus containing the price range and (ii) the pro forma effect on stockholder’s equity (members’ deficit), together with the impact of the distribution as described further in the response to comment 2 above, will be included in the “Capitalization” section in a separate column, as well as in the summary consolidated historical financial data in the preliminary prospectus containing the price range.

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Please do not hesitate to contact the undersigned at (212) 735-3416 with any questions or comments regarding this letter.

Sincerely,

/s/ Andrea Nicolas

Andrea Nicolas

cc:	Eric Sherbet, General Counsel and Secretary, Patheon N.V. Deanna Kirkpatrick, Davis Polk & Wardwell LLP Shane Tintle, Davis Polk & Wardwell LLP

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